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FACING PAGE

| ANNUAL AUDITED REPORT
FORM G-405
PART III | Information Required of Government Securities
Brokers and Dealers
Pursuant to Section 15C of the Securities
Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2 | SEC FILE NO.

8-37775 |

REPORT FOR THE PERIOD BEGINNING _____01/01/03_____ AND ENDING _____12/31/03_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

G.X. CLARKE & CO.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

10 Exchange Place - Suite 1005
                              (No. and Street)

Jersey City   NJ   07302
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benedict J. Fargione   (201) 200-3600
                                                   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - if individual, state last, first, middle name)

DELOITTE & TOUCHE LLP

| 2 World Financial Center | New York | NY | 10281 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

MAR 0 1 2004

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2.*

G.X. CLARKE & CO.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Partners' Equity.
(x)	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Liquid Capital Pursuant to Section 402.2 of the Regulations Under Section 15C of the Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Section 403.4 of the Regulations Under Section 15C of the Securities Exchange Act of 1934.
( )	(i)	Information for Possession or Control Requirements Pursuant to Section 403.4 of the Regulations Under Section 15C of the Securities Exchange Act of 1934 (Not Applicable).
( )	(j)	A Reconciliation, including appropriate explanations, of the Computation of Liquid Capital Pursuant to Section 402.2 and the Computation of Determination of the Reserve Requirements Pursuant to Section 403.4 of the Regulations Under Section 15C of the Securities Exchange Act of 1934 (Not Required).
( )	(k)	A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation (Not Applicable).
(x)	(l)	An Affirmation.
(x)	(m)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

*** For conditions of confidential treatment of certain positions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Benedict J. Fargione, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to G.X. Clarke & Co. at and for the year ended December 31, 2003, are true and correct. I further affirm that neither the Company nor any partner or principal officer has any proprietary interest in any account classified solely as that of a customer.

_____
Benedict J. Fargione
Partner

Subscribed and sworn to before me
on this 24th day of February, 2004.

_____
Notary Public



INDEPENDENT AUDITORS' REPORT

To the Partners of
G.X. Clarke & Co.:

We have audited the accompanying statement of financial condition of G.X. Clarke & Co. (the "Company") as of December 31, 2003 that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of G.X. Clarke & Co. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2004

G.X. CLARKE & CO.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash		$ 298,000
Receivables from brokers and dealers		448,672,000
Receivables from customers		85,602,000
Securities purchased under agreements to resell, including accrued interest		214,098,000
U.S. Government and agency securities owned:		
Pledged as collateral	$361,470,000	
Other	170,015,000	531,485,000
Interest receivable on securities owned		2,567,000
Furniture, fixtures and leasehold improvements, net of accumulated depreciation and amortization of $ 434,000		428,000
Other assets		714,000
TOTAL ASSETS		$1,283,864,000

LIABILITIES AND PARTNERS' EQUITY

Bank loan		$ 5,650,000
Payables to brokers and dealers		369,766,000
Payables to customers		4,222,000
Securities sold under agreements to repurchase, including accrued interest		503,089,000
U.S. Government and agency securities sold, but not yet purchased		374,421,000
Interest payable on securities sold, but not yet purchased		2,013,000
Other liabilities and accrued expenses		2,981,000
		1,262,142,000
Subordinated liabilities		4,000,000
PARTNERS' EQUITY		17,722,000
TOTAL LIABILITIES AND PARTNERS' EQUITY		$1,283,864,000

See notes to statement of financial condition.

G.X. CLARKE & CO.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

1. **INTRODUCTION AND BASIS OF PRESENTATION**

    The Company - G.X. Clarke & Co. (the "Company"), a partnership, is a registered broker/dealer in U.S. Government and agency securities under the Government Securities Act of 1986.

    Basis of Financial Information - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Principal Transactions - Securities transactions involving U.S. Government and agency securities are reported on a trade date basis.

    Financial Instruments Used for Trading - Securities owned and securities sold but not yet purchased (securities sold short) including derivatives (futures and forwards), used in the Company's trading activities are recorded at fair value. Fair value is the amount at which financial instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. A substantial percentage of the fair value of the Company's financial instruments owned and sold is based on observable market prices.

    Securities Financing Transactions - Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as financing transactions and are carried at the amounts at which the securities will be subsequently resold or reacquired as specified in the respective agreements. In connection with these transactions and securities borrowing and lending arrangements, it is the policy of the Company to receive or pledge cash or securities to adequately collateralize such transactions in accordance with general industry guidelines. The collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

    Furniture, Fixtures and Leasehold Improvements - Furniture, fixtures and leasehold improvements are recorded at cost. Depreciation on office equipment is computed on a straight-line basis using an estimated useful life of 3 years. Leasehold improvements are amortized on a straight-line basis over the remaining life of the related lease.

    Income Taxes - Federal, state and local income taxes are not provided on profits of the Company, as partners are individually liable for their own tax payments.

New Accounting Pronouncement - In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."* SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. In 2004, the adoption of SFAS No. 150 may result in a reclassification of the partners' capital to a liability. The Company is currently evaluating the impact of the adoption of SFAS No.150 will have on the Company's statement of financial condition.

3. RECEIVABLES FROM AND PAYABLES TO CUSTOMERS

The amounts shown represent money balances receivables from and payables to customers in connection with U.S. Government and agency securities transactions. The receivables are collateralized by securities held by the Company, the value of which is not reflected in the accompanying financial statement.

4. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

U.S. Government and agency securities, including mortgage-backed securities, owned and sold but not yet purchased, consist of the Company's proprietary trading accounts at fair value, as follows:

	Securities owned	Securities sold, but not yet purchased
Securities maturing in:		
Less than one year	$248,742,000	$181,605,000
One year but less than five years	164,194,000	139,547,000
Five years or longer	118,549,000	53,269,000
	$531,485,000	$374,421,000

The Company may pledge its securities owned to collateralize repurchase agreements and other securities financing. At December 31, 2003, on a settlement date basis, U.S. Government and agency securities owned were valued at approximately $642,000,000, of which approximately $517,000,000 was pledged as collateral under agreements whereby each counterparty had the right to sell or repledge the collateral. Approximately $155,000,000 of the securities pledged were sold prior to December 31, 2003 for settlement in 2004, resulting in securities pledged on a trade date basis of approximately $362,000,000.

In addition, the Company has pledged securities owned valued at approximately $86,000,000 as collateral for a tri-party repurchase agreement. These securities have not been separately reclassified on the statement of financial condition since the counterparty does not have the right to sell or repledge the collateral.

5. SECURITIES FINANCING TRANSACTIONS

At December 31, 2003, the Company has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists primarily of securities received in connection with reverse repurchase and securities lending agreements with customers and other broker dealers. The fair value of such collateral at December 31, 2003, is approximately $427,000,000. In the normal course of business this collateral is used by the Company to cover short sales and to obtain financing in the form of

repurchase and securities lending agreements and secured bank loans. At December 31, 2003, substantially all of the above collateral has been delivered against securities sold short or repledged by the Company to obtain financing.

At December 31, 2003, the Company had borrowed U.S. Government and agency securities with a market value of approximately $213,000,000 which were collateralized by U.S. Government and agency securities having approximately the same market value. The securities borrowed and the collateral pledged are treated as an off-balance-sheet transaction and are reflected in the amounts reported in the preceding paragraph.

6. BANK LOAN

At December 31, 2003, the Company had an overnight bank loan outstanding of $5,650,000 at an interest rate of 1.5%, which was collateralized by U.S. Government and agency securities having a market value of approximately the same amount.

7. 401(k) PLAN

The Company has a defined contribution 401(k) plan (the "Plan") covering partners and all full-time employees of the Company. Partners and employees having reached 20½ years of age have the option of joining the Plan after 6 months of service. The partners' and employees' contributions are limited to the lesser of 20% of the individual's gross wages or the maximum employee deductible contribution for a defined contribution plan ($12,000 for fiscal year 2003). The Company intends to match annual partner and employee contributions to the Plan at the lesser of $12,000 or 6% of participating partners' or employees' compensation.

8. COMMITMENTS

The Company leases office space under two operating leases, both of which expire June 30, 2006. The Company's primary lease provides for a five-year renewal at the Company's option. During the year, the Company entered into two new office space leases to be used as its backup facilities, which expire June 30, 2008 and December 31, 2011.

At December 31, 2003, the minimum future rental commitments under the operating leases were as follows:

For the Year Ending December 31,	Amount
2004	$ 530,000
2005	531,000
2006	300,000
2007	70,000
2008	64,000
Thereafter	180,000
	$1,675,000

The Company's primary lease additionally contains escalation clauses providing for increased rentals based upon maintenance and tax increases.

Securities sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amounts recognized in the statement of financial condition.

9.   LIQUID CAPITAL REQUIREMENT

As a registered broker/dealer in U.S. Government and agency securities, the Company is subject to the financial responsibility requirements of Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934. The capital rule provides that a ratio shall be maintained of liquid capital to total haircuts (as defined) in excess of 1.2 to 1. At December 31, 2003, the Company had liquid capital of $20,634,000, excess liquid capital (as defined) of $18,233,000 and total haircuts of $2,001,000. The Company's ratio of liquid capital to total haircuts was 10.3 to 1.

10.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a broker/dealer in U.S. Government and agency securities, the Company is engaged in various securities trading, borrowing and lending activities servicing primarily institutional counterparties. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions, and market risk associated with the sale of securities not yet purchased, can be directly impacted by volatile trading markets which may impair their ability to satisfy outstanding obligations to the Company. In the event of nonperformance and unfavorable market price movements, the Company may be required to purchase or sell financial instruments which may result in a loss to the Company.

The Company does not anticipate nonperformance by counterparties in the above situations. The Company has a policy of reviewing the credit standing of each counterparty with which it conducts business.

In the normal course of business, the Company enters into transactions involving futures contracts for trading purposes and to manage the Company's exposure to market and other risks. This activity is transacted on a margin basis through a futures commission merchant. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Futures contracts are carried at fair value and are based on quoted market prices. Market risk arises from changes in the value of futures contracts held.

11.   FAIR VALUE DISCLOSURE

The following disclosure on the estimated fair value of financial instruments is made in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments."

Assets recorded at market or fair value include cash and securities owned. Liabilities recorded at market or fair value include securities sold but not yet purchased. The market value of securities owned and securities sold but not yet purchased is determined by market quotes.

Financial instruments recorded at amounts that approximate market or fair value include short-term lending and borrowing agreements including a substantial portion of the Company's debt. Due to the short-term nature of many of these instruments or their variable interest rates, their market values are not materially sensitive to shifts in market interest rates. Assets in this category include securities purchased under agreements to resell, receivables from brokers and dealers, customers, and interest. Liabilities in

this category include bank loan, securities sold under agreements to repurchase, payables to brokers and dealers, customers, interest, and subordinated liabilities.

Taken together, financial instruments recorded at market or fair value and financial instruments recorded at amounts which approximate market or fair value represent substantially all recorded assets and liabilities.

12. SUBORDINATED LIABILITIES

At December 31, 2003, the Company had subordinated loan agreements outstanding totaling $4,000,000 with sixteen partners and employees of the Company. The loans pay variable interest rate of two percent (2%) per annum in excess of the prime rate (such rate of interest shall not be lower than seven percent (7%) per annum or greater than thirteen percent (13%) per annum) and mature at various dates in the years 2004, 2005, 2006 and 2007.

These loans are available to the Company in computing its liquid capital pursuant to Section 402.2 of the regulations under Section 15C of the Securities Exchange Act of 1934. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 24, 2004

G.X. Clarke & Co.
10 Exchange Place - Suite 1005
Jersey City, N.J. 07302

Dear Sirs:

In planning and performing our audit of the financial statements of G.X. Clarke & Co. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 24, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Section 405.2: (1) in making the periodic computations of total haircuts and liquid capital under Section 402.2; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Section 404.5; and (3) in determining compliance with the exemptive provisions of Section 403.4. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Department of Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Section 405.2 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of
Deloitte Touche Tohmatsu

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of Treasury to be adequate for its purposes in accordance with the Regulations under Section 15C of the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Department of Treasury's objectives.

This report is intended solely for the information and use of management, the Department of Treasury, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Federal Reserve Bank of New York and other regulatory agencies that rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of registered government securities brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP